Filed by Lotus Technology Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: L Catterton Asia Acquisition Corp.

Commission File No.: 001-40196

Shareholder SUPPORT AGREEMENT

This SHAREHOLDER SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of January 31, 2023, by and among Lotus Technology Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), L Catterton Asia Acquisition Corp, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), and the shareholders of the Company set forth on Schedule A hereto (each, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) dated as of the date hereof, entered into by and among the Company, Lotus Temp Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 1”), Lotus EV Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company (“Merger Sub 2”), and SPAC, pursuant to which, among other things, (i) Merger Sub 1 will merge with and into SPAC, with SPAC surviving the First Merger as a wholly owned subsidiary of the Company (the “First Merger”), and (ii) SPAC will merge with and into Merger Sub 2, with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of the Company (the “Second Merger” and together with the First Merger, collectively, the “Mergers”);

WHEREAS, each Shareholder is, as of the date of this Agreement, the sole beneficial and legal owner of such number of Ordinary Shares and Preferred Shares of the Company set forth opposite such Shareholder’s name on Schedule A hereto (with respect to such Shareholder, all such Ordinary Shares and Preferred Shares being collectively referred to herein as its “Owned Shares”; and the Owned Shares, any Company Shares, any Company Ordinary Shares or any securities convertible into or exercisable or exchangeable for Company Shares or Company Ordinary Shares, as the case may be, acquired by such Shareholder after the date of this Agreement and during the term of this Agreement, including upon exercise of Company Options, being collectively referred to herein as the “Subject Shares” of such Shareholder); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, the Company and SPAC have requested that each Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I
Representations and Warranties of the Shareholders

Each Shareholder hereby represents and warrants to the Company and SPAC as follows:

1.1            Corporate Organization. Such Shareholder has been duly formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation or registration and has the requisite power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

1.2            Due Authorization. Such Shareholder has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other corporate or equivalent proceeding on the part of such Shareholder is necessary to authorize the execution and delivery of this Agreement or such Shareholder’s performance hereunder or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming due authorization and execution by each other party hereto, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Enforceability Exceptions.

1.3            Governmental Authorities; Consents. No consent of or with any Governmental Authority on the part of such Shareholder is required to be obtained or made in connection with the execution, delivery or performance by such Shareholder of this Agreement or the consummation by such Shareholder of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications would not reasonably be expected to prevent, impede or, in any material respect, delay or adversely affect the execution and performance by such Shareholder of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

1.4            No-Conflict. The execution, delivery and performance by such Shareholder of this Agreement do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the Organizational Documents of such Shareholder, (b) contravene or conflict with or result in a violation of any provision of any Law or Governmental Order binding upon or applicable to such Shareholder or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which such Shareholder is a party, or (d) result in the creation or imposition of any Encumbrance on any properties or assets of such Shareholder, except in the case of each of clauses (b) through (d) that do not, and would not reasonably be expected to, prevent, impede or, in any material respect, delay or adversely affect the performance by such Shareholder of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

1.5            Subject Shares. Subject to any Transfer permitted under Section 4.2, such Shareholder is the sole legal and beneficial owner of the Subject Shares, and all such Subject Shares are owned by such Shareholder free and clear of all Encumbrances, other than Encumbrances pursuant to this Agreement, the other Transaction Documents, the Organizational Documents of the Company, the Shareholders Agreement and any applicable securities Laws. Such Shareholder does not legally or beneficially own any shares of the Company other than the Subject Shares. Such Shareholder has the sole right to vote the Subject Shares (to the extent such securities have voting rights), and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by (i) this Agreement, (ii) the Shareholders Agreement and (iii) the Company Charter.

1.6            Acknowledgement. Such Shareholder understands and acknowledges that each of the Company and SPAC is entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement. Such Shareholder has received a copy of the Merger Agreement and is familiar with the provisions of the Merger Agreement.

1.7            Absence of Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of such Shareholder, threatened against, such Shareholder or any of such Shareholder’s properties or assets (including such Shareholder’s Owned Shares) that could reasonably be expected to prevent, delay or impair the ability of such Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

1.8            Adequate Information. Such Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Merger Agreement, and has independently and without reliance upon SPAC or the Company and based on such information as such Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Shareholder acknowledges that SPAC and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement or the Merger Agreement. Such Shareholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Shareholder are irrevocable and shall only terminate pursuant to Section 5.2 hereof.

1.9            Restricted Securities. Such Shareholder understands that the Company Ordinary Shares to be held by it immediately following the consummation of the Mergers will be “restricted securities” under applicable U.S. federal and state securities Laws and, if such Shareholder is an affiliate of the Company, “control securities” as such term is used under Rule 144 promulgated under the Securities Act, and that, pursuant to these Laws, such Shareholder must hold such Company Ordinary Shares indefinitely unless (a) they are registered with the SEC and qualified by state authorities, or (b) an exemption from such registration and qualification requirements is available, and that any certificates or book entries representing the Company Ordinary Shares shall contain a legend to such effect.

Article II
Representations and Warranties of SPAC

SPAC hereby represents and warrants to the Company and each Shareholder as follows:

2.1            Corporate Organization. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

2.2            Due Authorization. SPAC has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of SPAC and no other corporate or equivalent proceeding on the part of SPAC is necessary to authorize the execution and delivery of this Agreement or SPAC’s performance hereunder or to consummate the transactions contemplated hereby (except that the SPAC Shareholders’ Approval is a condition to the respective obligations of each party to the Merger Agreement to consummate the Mergers). This Agreement has been duly and validly executed and delivered by SPAC and, assuming due authorization and execution by each other party hereto, constitutes a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

2.3            No-Conflict. Subject to Section 4.5 of the SPAC Disclosure Letter and obtaining the SPAC Shareholders’ Approval, the execution, delivery and performance by SPAC of this Agreement and the consummation of the transactions by SPAC contemplated hereby do not and will not (a) contravene or conflict with or violate any provision of, or result in the breach of the Organizational Documents of SPAC, (b) contravene or conflict with or result in a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to SPAC or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contract to which SPAC is a party, or (d) result in the creation or imposition of any Encumbrance upon any of the properties or assets of SPAC (including the Trust Account), except in the case of each of clauses (b) through (d) that do not, and would not reasonably be expected to, prevent, impede or, in any material respect, delay or adversely affect the performance by SPAC of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

Article III
Representations and Warranties of the Company

The Company hereby represents and warrants to SPAC and each Shareholder as follows:

3.1            Corporate Organization. The Company is an exempted company duly incorporated, is validly existing and is in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted.

3.2            Due Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Company Board, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or the Company’s performance hereunder (except that the Company Shareholders’ Approval is a condition to the respective obligations of each party to the Merger Agreement to consummate of the Transactions). This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.3            No-Conflict. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not, (a) contravene or conflict with, violate any provision of, trigger shareholder rights that have not been duly waived under, or result in the breach of the Organizational Documents of the Company or any of its Subsidiaries, (b) contravene or conflict with or constitute a violation of any provision of any Law, Material Permit or Governmental Order binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, any of the terms, conditions or provisions of any Contracts to which the Company is a party, or (d) result in the creation or imposition of any Encumbrance on any properties or assets or Equity Security of the Company or any of its Subsidiaries (other than any Permitted Encumbrance), except in the case of clauses (b) through (d) above that do not, and would not reasonably be expected to prevent, impede or, in any material respect, delay or adversely affect the performance by the Company of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

Article IV
Agreement to Vote; Certain Other Covenants of the Shareholders

Each Shareholder covenants and agrees during the term of this Agreement as follows:

4.1            Agreement to Vote.

(a)            In Favor of the Company Shareholders’ Approval. From the date of this Agreement until the date of termination of this Agreement, at any meeting of the Company Shareholders called to seek the Company Shareholders’ Approval, including any extraordinary general meeting (as defined in the Company Charter), or at any adjournment thereof or postponement thereof, or in connection with any written consent or written resolutions of the Company Shareholders (or any of them) or in any other circumstances upon which a vote, consent or other approval with respect to the Transactions, the Merger Agreement or any other Transaction Documents is sought, such Shareholder shall (i) if a meeting is held, appear at such meeting in person or by proxy or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted (including by proxy, withholding class vote and/or written consent or written resolutions, if applicable) the Subject Shares in favor of granting the Company Shareholders’ Approval or, if there are insufficient votes in favor of granting the Company Shareholders’ Approval, in favor of the adjournment or postponement of such meeting of the Company Shareholders to a later date.

(b)            Against Other Transactions. From the date of this Agreement until the date of termination of this Agreement, at any meeting of the Company Shareholders or at any adjournment or postponement thereof, or in connection with any written consent or written resolutions of the Company Shareholders (or any of them) or in any other circumstances upon which such Shareholder’s vote, consent or other approval is sought, such Shareholder shall (i) if a meeting is held, appear at such meeting in person or by proxy or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, (ii) vote (or cause to be voted) the Subject Shares (including by proxy, withholding class vote and/or written consent or written resolutions, if applicable) against (v) any business combination agreement, merger agreement or merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any public offering of any Equity Securities of the Company (other than the Merger Agreement and the Transactions), (w) other than in connection with the Transactions, any Company Acquisition Proposal, (x) allowing the Company to execute or enter into, any agreement related to a Company Acquisition Proposal other than in connection with the Transactions, or (y) any amendment of Organizational Documents of the Company (other than in connection with the Transactions), or entering into any agreement or agreement in principle or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment, agreement or other proposal or transaction would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by the Company of, result in the termination or failure to consummate of, or nullify any provision of, the Merger Agreement or any other Transaction Document, the Transactions or change in any manner the voting rights of any class of the Company’s share capital.

(c)            Revoke Other Proxies. Such Shareholder represents and warrants that any proxies or powers of attorney heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies or powers of attorney have been or are hereby revoked.

(d)            Irrevocable Proxy and Power of Attorney. Such Shareholder hereby unconditionally and irrevocably grants to, and appoints, the Company and any individual designated in writing by the Company, and each of them individually, as such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote the Subject Shares, or grant a written consent or approval in respect of the Subject Shares, in a manner consistent with Section 4.1(a). Such Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement. Such Shareholder hereby affirms that the irrevocable proxy and power of attorney set forth in this Section 4.1(d) are given in connection with the execution of the Merger Agreement, and that such irrevocable proxy and power of attorney are given to secure a proprietary interest and may under no circumstances be revoked. Such Shareholder hereby ratifies and confirms all that such irrevocable proxy and power of attorney may lawfully do or cause to be done by virtue hereof. SUCH IRREVOCABLE PROXY AND POWER OF ATTORNEY IS EXECUTED AND INTENDED TO BE IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF THE POWERS OF ATTORNEY ACT (AS REVISED) OF THE CAYMAN ISLANDS. The irrevocable proxy and power of attorney granted hereunder shall automatically terminate upon the termination of this Agreement.

4.2            No Transfer. From the date of this Agreement until the date of termination of this Agreement, such Shareholder shall not, directly or indirectly, (i) (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, with respect to any Subject Share, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a) to (c), collectively, “Transfer”), (ii) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, in each case, other than as set forth in this Agreement or the Merger Agreement or other Transaction Documents, (iii) take any action that would reasonably be expected to make any representation or warranty of such Shareholder herein untrue or incorrect, or would reasonably be expected to have the effect of preventing or disabling any Shareholder from performing its obligations hereunder, or (iv) commit or agree to take any of the foregoing actions. Notwithstanding the foregoing, such Shareholder may make Transfers of the Subject Shares (A) pursuant to this Agreement, (B) upon the consent of the Company and SPAC, and (C) by virtue of such Shareholder’s Organizational Documents upon liquidation or dissolution of such Shareholder; provided that, in each case of clauses (A) through (C), the power to vote (including, without limitation, by proxy or power of attorney) and otherwise fulfill such Shareholder’s obligations under this Agreement is not relinquished or prior to, and as a condition to the effectiveness of any such Transfer, such transferee shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and SPAC, agreeing to be bound by this Agreement to the same extent as such Shareholder was with respect to such transferred Subject Shares; provided, further, that in the case of clause (C), the transferee will not be required to assume voting obligations if the transferee’s assumption of such obligations would violate any applicable Laws, including any securities Laws, or would reasonably be expected to materially delay or impede the Registration Statement or Proxy Statement being declared effective under the Securities Act. Any action attempted to be taken in violation of the preceding sentence will be null and void.

4.3            Waiver of Anti-Dilution Protection. Such Shareholder hereby waives, and agrees not to exercise, assert or claim, to the fullest extent permitted by applicable Law, the anti-dilution protection pursuant to the Company Charter (for the avoidance of doubt, including without limitation, any anti-dilution adjustment pursuant to Article 121 of the Company Charter) in connection with the Transactions.

4.4            No Redemption. Such Shareholder irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, such Shareholder shall not elect to cause the Company to redeem any Subject Shares now or at any time legally or beneficially owned by such Shareholder, or submit or surrender any of its Subject Shares for redemption, in each case, pursuant to the Company Charter or the Shareholders Agreement (for the avoidance of doubt, including without limitation, Articles 106 to 109 of the Company Charter and Section 11 of the Shareholders Agreement).

4.5            New Securities. In the event that prior to the Closing (a) any Company Shares or other securities are issued or otherwise distributed to such Shareholder, including, without limitation, pursuant to any share dividend or distribution, or any change occurs in any of the Company Shares or other share capital of the Company by reason of any share subdivision, recapitalization, combination, reverse share split, consolidation, exchange of shares or the like, (b) such Shareholder acquires legal or beneficial ownership of any Company Shares after the date of this Agreement, including upon exercise of options, or (c) such Shareholder acquires the right to vote or share in the voting of any Company Shares after the date of this Agreement (collectively, the “New Securities”), the term “Subject Shares” shall be deemed to refer to and include such New Securities (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

4.6            Shareholders’ Consent, Authorization or Approval. Such Shareholder hereby irrevocably agrees and confirms that, insofar as such Shareholder’s consent, authorization or approval is required in respect of or in connection with the Transactions, including without limitation, the matters as set out in items (a) and (l) of Part I of Schedule A of the Shareholders Agreement and as may be required by Article 30 (Reserved Matters) and Article 117 (Amendment of the Memorandum and Articles) of the Company Charter, such Shareholder hereby grants, provides and gives such consent, authorization or approval, and all specific resolutions that may be required to have been adopted by such Shareholder or class of shareholders in connection with the Transactions are hereby deemed adopted and approved by such Shareholder. To the extent a director appointed by such Shareholder will not serve as a director of the Company after the Closing, upon request of the Company, such Shareholder shall deliver a written notice to the Company to remove such director or cause such director to execute and deliver a resignation letter to the Company providing for such director’s resignation from the Company Board at the First Effective Time.

4.7            Existing Shareholders Agreement. Each Shareholder and the Company hereby agrees that, in accordance with the terms thereof, (i) the Shareholders Agreement, (ii) any rights of such Shareholder under the Shareholders Agreement and (iii) any rights under any other agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to the Company Shareholders, shall be terminated effective as of the First Effective Time, and thereupon shall be of no further force or effect, without any further action on the part of any of the Shareholders or the Company, and neither the Company, the Shareholders, nor any of their respective affiliates or subsidiaries shall have any further rights, duties, liabilities or obligations thereunder and each Shareholder and the Company hereby releases in full any and all claims with respect thereto with effect on and from the First Effective Time.

4.8            Additional Matters. Such Shareholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or SPAC may reasonably request for the purpose of effectively consummating the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Documents and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Organizational Documents of the Company or the Cayman Act) which would prevent, impede or, in any material respect, delay or adversely affect the consummation of the Transactions.

4.9            Acquisition Proposals; Confidentiality. Such Shareholder shall be bound by and comply with Section 5.5 (Acquisition Proposals and Alternative Transactions) and Section 10.14 (Confidentiality) of the Merger Agreement (and any relevant definitions contained in any such sections) as if (a) such Shareholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to “the Company” contained in Section 5.5 of the Merger Agreement and “Affiliates” contained in Section 10.14 of the Merger Agreement shall also refer to such Shareholder.

4.10            Consent to Disclosure. Such Shareholder consents to and authorizes the Company or SPAC, as applicable, to publish and disclose in all documents and schedules filed with the SEC or any other Governmental Authority or applicable securities exchange, and any press release or other disclosure document that the Company or SPAC, as applicable, reasonably determines to be necessary or advisable in connection with the Transactions or any other transactions contemplated by the Merger Agreement or this Agreement, such Shareholder’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of such Shareholder’s commitments and obligations under this Agreement, and such Shareholder acknowledges that the Company or SPAC may, in their sole discretion, file this Agreement or a form hereof with the SEC or any other Governmental Authority or securities exchange. Such Shareholder shall promptly give the Company or SPAC, as applicable, any information that is in its possession that the Company or SPAC, as applicable, may reasonably request for the preparation of any such disclosure documents, and such Shareholder agrees to promptly notify the Company and SPAC of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that such Shareholder shall become aware that any such information shall have become false or misleading in any material respect.

4.11            Lock-Up Provisions.

(a)            Subject to the exceptions set forth herein, during the Lock-Up Period (as defined below), such Shareholder agrees not to, without the prior written consent of the Company Board, Transfer any Locked-Up Shares held by it. The foregoing limitations shall remain in full force and effect for a period of six (6) months from and after the Closing (such period, the “Lock-Up Period”) with respect to all the Locked-Up Shares; provided that, if the Company permits any amendment or modification to, or any waiver (in whole or in part) of any provisions under the Sponsor Support Agreement such that the terms and conditions of lock-up applicable to any Founder Shareholder (as defined in the Sponsor Support Agreement) become less restrictive than those agreed to herein, then such less restrictive terms and conditions shall, without further action of any of the parties hereto, automatically apply to each Shareholder and any applicable sections of this Agreement shall be deemed amended accordingly. For purpose of this Section 4.11, “Locked-Up Shares” means any Company Ordinary Shares that are held by such Shareholder immediately after the First Effective Time and any Company Ordinary Shares acquired by such Shareholder upon the exercise of Company Options.

(b)            The restrictions set forth in Section 4.11(a) (the “Lock-Up Restrictions”) shall not apply to:

(i)            Transfers to (A) any affiliate (as defined below) of such Shareholder or any director, officer or employee of such affiliates, or their immediate family (as defined below), (B) any officer, director or employee of such Shareholder, or their immediate family, (C) any shareholder, partner or member of such Shareholder or its affiliates;

(ii)            Transfers by virtue of the Laws of the state of such Shareholder’s organization and such Shareholder’s Organizational Documents upon dissolution of such Shareholder;

(iii)             pledges of any Locked-Up Shares to a financial institution that create a mere security interest in such Locked-Up Shares pursuant to a bona fide loan or indebtedness transaction so long as such Shareholder continues to control the exercise of the voting rights of such pledged Locked-Up Shares (as well as any foreclosures on such pledged Locked-Up Shares so long as the transferee in such foreclosure agrees to become a party to this Agreement and be bound by all obligations applicable to such Shareholder, provided that such agreement shall only take effect in the event that the transferee takes possession of the Locked-Up Shares as a result of foreclosure);

(iv)            Transfers of any Company Ordinary Shares acquired as part of the PIPE Financing;

(v)            transactions relating to Company Ordinary Shares or other securities convertible into or exercisable or exchangeable for Company Ordinary Shares acquired in open market transactions after the Closing, provided that no such transaction is required to be, or is, publicly announced (whether on Form 4, Form 5 or otherwise, other than a required filing on Schedule 13F, 13G or 13G/A) during the Lock-Up Period;

(vi)            the exercise of any options to purchase Company Ordinary Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options permit exercises on a cashless basis);

(vii)            the establishment, at any time after the Closing, by a Shareholder of a trading plan providing for the sale of Company Ordinary Shares that meets the requirements of Rule 10b5-1(c) under the Exchange Act (a “Trading Plan”); provided, however, that no sales of Locked-Up Shares, shall be made by such Shareholder pursuant to such Trading Plan during the Lock-Up Period and no public announcement or filing is voluntarily made regarding such Trading Plan during the Lock-Up Period; and

(viii)            Transfers made in connection with a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Company Ordinary Shares for cash, securities or other property subsequent to the Closing Date;

provided, however, that in the case of clauses (i) through (iii), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement, agreeing to be bound by the Lock-Up Restrictions and shall have the same rights and benefits as a Shareholder under this Agreement. For purposes of this paragraph, “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended, and “immediate family” means, as to a natural person, such individual’s spouse, former spouse, domestic partner, child (including by adoption), father, mother, brother or sister, and lineal descendant (including by adoption) of any of the foregoing persons.

(c)            For the avoidance of doubt, such Shareholder shall retain all of its rights as a shareholder of the Company during the Lock-Up Period, including the right to vote any Locked-Up Shares or receive any dividends or distributions thereon.

(d)            In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the Locked-Up Shares, are hereby authorized to decline to make any Transfer of securities if such Transfer would constitute a violation or breach of the Lock-Up Restrictions.

Article V
General Provisions

5.1            Mutual Release.

(a)            Shareholder Release. Each Shareholder, on its own behalf and on behalf of each of its Affiliates (other than the Company or any of the Company’s Subsidiaries) and each of its and their successors, assigns and executors (each, a “Shareholder Releasor”), effective as at the First Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge the Company, SPAC, their respective Subsidiaries and each of their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Shareholder Releasee”), from (x) any and all obligations or duties the Company, SPAC or any of their respective Subsidiaries has prior to or as of the First Effective Time to such Shareholder Releasor or (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Shareholder Releasor has prior to or as of the First Effective Time, against any Shareholder Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the First Effective Time (except in the event of fraud on the part of a Shareholder Releasee); provided, however, that nothing contained in this Section 5.1(a) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Merger Agreement, the other Transaction Documents or the Company’s Organizational Documents, (ii) for indemnification or contribution, in any Shareholder Releasor’s capacity as an officer or director of the Company, (iii) arising under any then-existing insurance policy of the Company, or (iv) for any claim for fraud.

(b)            Company Release. Each of the Company, SPAC and their respective Subsidiaries and each of its and their successors, assigns and executors (each, a “Company Releasor”), effective as at the First Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge each Founder Shareholder and its respective successors, assigns, heirs, executors, officers, directors, partners, members, managers and employees (in each case in their capacity as such) (each, a “Company Releasee”), from (x) any and all obligations or duties such Company Releasee has prior to or as of the First Effective Time to such Company Releasor or (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Releasor has, may have or might have or may assert now or in the future, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the First Effective Time (except in the event of fraud on the part of a Company Releasee); provided, however, that nothing contained in this Section 5.1(b) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Merger Agreement or the other Transaction Documents or (ii) for any claim for fraud.

5.2            Termination. This Agreement shall terminate upon the earlier of:

(a)             the Closing, provided, however, that upon such termination, (i) Section 4.8, this Section 5.2, Section 5.4, Section 5.7 and Section 5.8 shall survive indefinitely; and (ii) Section 4.11, and Section 5.3 shall survive until the date on which none of the Company, the Shareholders or any holder of a Locked-Up Share (as defined below) has any rights or obligations hereunder;

(b)            the termination of the Merger Agreement in accordance with its terms; and

(c)            the written agreement of the Shareholders, SPAC and the Company;

and upon a termination of this Agreement pursuant to Sections 5.2(b) or 5.2(c), no party shall have any liability hereunder other than for its actual fraud or willful and material breach of this Agreement prior to such termination.

5.3            Legends. The Company shall remove, and shall cause to be removed (including by causing its transfer agent to remove), any legends, marks, stop-transfer instructions or other similar notations pertaining to the lock-up arrangements herein from the certificates or the book-entries evidencing any Locked-Up Shares at the time any such share is no longer subject to the Lock-Up Restrictions (any such Locked-Up Share, a “Free Share”), and shall take all such actions (and shall cause to be taken all such actions) necessary or proper to cause the Free Shares to be consolidated under the CUSIP(s) and/or ISIN(s) applicable to the unrestricted Company Ordinary Shares so that the Free Shares are in a like position. Any holder of a Locked-Up Share is an express third-party beneficiary of this Section 5.3 and entitled to enforce specifically the obligations of the Company set forth in this Section 5.3 directly against the Company.

5.4            Notice. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the Company and SPAC in accordance with Section 10.3 of the Merger Agreement and to each Shareholder at its set forth on Schedule A hereto (or at such other address or email address as a party may from time to time notify the other parties by like notice).

Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt); and (d) if sent by registered post, five (5) days after posting.

5.5            Entire Agreement; Amendment. This Agreement constitutes the entire agreement among the parties hereto relating to the subject matter hereof and the transactions contemplated hereby and supersedes any other agreements, whether written or oral, that may have been made or entered into by or between the parties hereto or any of their respective Subsidiaries relating to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

5.6            Assignment. Other than in connection with the Transfer of any Subject Shares or Locked-Up Shares in accordance with the terms of this Agreement, which shall not be deemed to be an assignment of this Agreement or the rights or obligations hereunder, no party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

5.7            Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of another jurisdiction.

5.8            Consent to Jurisdiction; Waiver of Trial by Jury. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE OR FEDERAL COURTS LOCATED IN NEW YORK COUNTY, STATE OF NEW YORK (OR ANY APPELLATE COURTS THEREFROM) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY ANY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 5.4 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 5.8.

5.9            Enforcement. The parties hereto agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under any of the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 5.2, this being in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

5.10            Counterparts. This Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. This Agreement may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentences.

5.11      Miscellaneous. The provisions of Section 1.2 of the Merger Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

L Catterton Asia Acquisition Corp

By:	/s/ Chinta Bhagat
	Name:	Chinta Bhagat
	Title:	Co-Chief Executive Officer

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

Lotus Technology Inc.

By:	/s/ FENG Qingfeng
	Name:	FENG Qingfeng
	Title:	Director

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof as.

Lotus Advanced Technology Limited Partnership

By:	/s/ FENG Qingfeng
	Name:	FENG Qingfeng
	Title:	Director

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

Lotus Technology International Investment Limited

By:	/s/ LI Donghui
	Name:	LI Donghui
	Title:	Director

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Agreement to be duly executed as of the date hereof.

ETIKA AUTOMOTIVE SDN BHD

By:	/s/ Azman Hanafi Bin Abdullah
	Name:	Azman Hanafi Bin Abdullah
	Title:	Director

[Signature Page to Shareholder Support Agreement]

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, that are based on beliefs and assumptions and on information currently available to Lotus Technology Inc. (“Lotus Tech”) and L Catterton Asia Acquisition Corp (“LCAA”). All statements other than statements of historical fact contained in this document are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LCAA and its management, and Lotus Tech and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed business combination between LCAA, Lotus Tech and the other parties thereto (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against LCAA, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by LCAA public shareholders and the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LCAA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing and; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and Lotus Tech’s international operations; (10) the possibility that Lotus Tech or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Lotus Tech’s estimates of expenses and profitability; (12) Lotus Tech’s ability to maintain agreements or partnerships with its strategic partner Geely and to develop new agreements or partnerships; (13) Lotus Tech’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) Lotus Tech’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) Lotus Tech’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of Lotus Tech’s vehicles and Lotus Tech’s reliance on a limited number of vehicle models to generate revenues; (17) Lotus Tech’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of Lotus Tech’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) Lotus Tech’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Lotus Tech by its partners in order for Lotus Tech to be able to increase its vehicle production capacities; (21) risks related to Lotus Tech’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Lotus Tech’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on LCAA, Lotus Tech, Lotus Tech’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in LCAA’s final prospectus relating to its initial public offering (File No. 333-253334) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2021, and other documents filed, or to be filed, with the SEC by LCAA or Lotus Tech, including a registration statement on Form F-4 to be filed containing a preliminary proxy statement of LCAA and a preliminary prospectus (the “Registration/Proxy Statement”). There may be additional risks that neither LCAA nor Lotus Tech presently know or that LCAA or Lotus Tech currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this document should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved in any specified time frame, or at all, or that any of the contemplated results of such forward-looking statements will be achieved in any specified time frame, or at all. The forward-looking statements in this document represent the views of LCAA and Lotus Tech as of the date they are made. While LCAA and Lotus Tech may update these forward-looking statements in the future, LCAA and Lotus Tech specifically disclaim any obligation to do so, except to the extent required by applicable law. You should not place undue reliance on forward-looking statements.

Additional Information

In connection with the proposed Business Combination, (i) Lotus Tech is expected to file the Registration/Proxy Statement with the SEC, and (ii) LCAA is expected to file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its shareholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of LCAA shareholders to be held to approve the proposed Business Combination. This document does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

Before making any voting or other investment decisions, securityholders of LCAA and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about LCAA, Lotus Tech and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to shareholders of LCAA as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: LCAA, 8 Marina View, Asia Square Tower 1, #41-03, Singapore 018960, attention: Katie Matarazzo.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

LCAA and Lotus Tech, and certain of their directors and executive officers, may be deemed participants in the solicitation of proxies from LCAA’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in LCAA is set forth in LCAA’s filings with the SEC (including LCAA’s final prospectus related to its initial public offering (File No. 333-253334) declared effective by the SEC on March 10, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to LCAA, 8 Marina View, Asia Square Tower 1, #41-03, Singapore 018960, attention: Katie Matarazzo. Additional information regarding the interests of such participants and other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the proposed Business Combination will be contained in the Registration/Proxy Statement for the proposed Business Combination when available.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of LCAA or Lotus Tech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.